                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/01/17: UMC will convene Q4 2017 Investor Conference

99.2                 Announcement on 2018/01/19: Represent subsidiary United Microchip Corporation to announce of acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

99.3                 Announcement on 2018/01/24: UMC announced its operating results for the fourth quarter of 2017

99.4                 Announcement on 2018/01/09: December Revenue

99.5                 Announcement on 2018/01/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q4 2017 Investor Conference

1. Date of the investor conference: 2018/01/24

2. Time of the investor conference: 17:00

3. Location of the investor conference: Online teleconference

4. Brief information disclosed in the investor conference: UMC Q4 2017 Financial and Operating Results.

5. The presentation of the investor conference release: It will be released after the investor conference.

6. Will the presentation be released in the Company’s website: Yes, please refer to the Company's website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.2

Represent subsidiary United Microchip Corporation to announce of acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

1. Date of occurrence of the event: 2018/01/19

2. Method of the present increase (decrease) in investment: United Microchip Corporation investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

3. Transaction volume, price per unit, and total monetary amount of the transaction:

Trading volume: NA;

Total amount: RMB 2,453,680,000(approximately NTD 11,213,317,600; no more than USD 400,000,000)

4. Company name of the invested mainland Chinese company: UNITED SEMICONDUCTOR (XIAMEN) CO., LTD

5. Paid-in capital of said invested mainland Chinese company: RMB 9,017,274,000

6. Amount of new capital increment currently planned by said invested mainland Chinese company: RMB 2,453,680,000

7. Main business items of said invested mainland Chinese company: Integrated circuit manufacturing

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Standard unqualified audit opinion

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 5,051,675,388.85

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: loss of RMB 1,191,407,156.59

11. Amount of actual investment to date in said invested mainland Chinese company: RMB 5,214,070,000

12. Counterparty to the transaction and its relationship to the Company: the Company's subsidiary

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Participate in subsidiary capital increase; N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Wire transfer

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:

The decision making manner: Based on the Acquisition or Disposal of Assets Procedure

Reference for the decision on price: In accordance with the agreement

The decision-making department: Board of Directors

18. Broker: None

19. Concrete purpose of the acquisition or disposal: Permanent investment

20. Do the directors have any objection to the present transaction? : None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD 1,378,656,456

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 32%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 11%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 19%

25. Total amount of actual investment in the mainland China area to date: USD 712,870 thousand

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 17%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 5%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 10%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

2014: NTD 1,467,149 thousand;

2015: NTD 1,653,419 thousand;

2016: NTD -2,086,785 thousand;

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: ZERO

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : None

32. Any other matters that need to be specified: n/a

Exhibit 99.3

UMC announced its operating results for the fourth quarter of 2017

1. Date of occurrence of the event: 2018/01/24

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Fourth Quarter 2017 Results

Full-year foundry revenue in USD increased 7%YoY

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) ("UMC" or "The Company"), a leading global semiconductor foundry, today announced its consolidated operating results for the fourth quarter of 2017.

Fourth quarter consolidated revenue was NT$36.63 billion, down 2.8% from NT$37.70 billion in 3Q17 and decreased 4.4% YoY from NT$38.31 billion in 4Q16. The consolidated gross margin in 4Q17 was 17.2%. Net income attributable to stockholders of the parent was NT$1.77 billion, with earnings per ordinary share of NT$0.15.

Jason Wang, co-president of UMC, said, "In the fourth quarter of 2017, UMC's foundry revenue was NT$36.54 billion. During the quarter, our capacity utilization from legacy 8" and 12" technologies continued to reflect robust demand, despite a decrease in 28nm HKMG contribution. The utilization rate of 90% led to overall wafer shipments of 1.67 million 8-inch equivalents. For the full year of 2017, UMC posted a 7% YoY revenue increase in US dollars as wafer shipments increased nearly 11% annually. As a result, our 2017 net income of the parent company grew nearly 16% year on year, despite experiencing unfavorable movement of the NT dollar in the foreign exchange markets."

Co-president Wang continued, "Looking into the first quarter of 2018, we anticipate our foundry business to remain relatively flat. We are continuing our efforts to capture new 28nm business by working to secure new design opportunities, which will help rebuild our 28nm momentum as these new product tape outs are expected to enter production in the following months. In addition, we will leverage our manufacturing excellence to invest in areas with better ROI potential, including 12" mature technologies as well as tool and equipment upgrades at 8" facilities. As such, our 2018 CAPEX budget will be approximately US$1.1 billion. I believe our approach to optimizing the offerings across 8" and 12" mature technologies while moderating the pace of leading edge expansion will lead to sound financial performance that will preserve the best interests of our shareholders and employees."

First Quarter of 2018 Outlook & Guidance

Wafer Shipments: To increase 2-4%

ASP in USD: To decrease by approximately 2%

Profitability: Gross profit margin will be in the low teens % range

Foundry Segment Capacity Utilization: Approximately 90% range

2018 CAPEX for Foundry Segment: US$1.1 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.4

United Microelectronics Corporation

January 9, 2018

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of December 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
December	Net sales	10,667,683	12,557,760	(1,890,077)	(15.05%)
Year-to-Date	Net sales	149,284,706	147,870,124	1,414,582	0.96%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	9,870,360	3,952,080	21,339,159

Note : On December 14, 2016 and December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 332 million. The actual amount lent to USC(Xiamen) as of  December 31, 2017 was US$ 132 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	96,026,217
UMC (Note2)	9,216,300	9,281,400	96,026,217
UMC (Note3)	19,767	19,745	96,026,217

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 310 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aHedging purpose : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,068,694	0	0
Fair Value	0	31,605	0	0
Net profit (loss) from Fair Value	0	31,605	60,311	0
Written-off Trading
Contracts	0	0	58,633,664	0
Realized profit (loss)	0	0	319,339	0

Exhibit 99.5

United Microelectronics Corporation

For the month of December, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of November 30, 2017	Number of shares as of December 31, 2017	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of November 30, 2017	Number of shares as of December 31, 2017	Changes
--	--	--	--	--